Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

Energy Fuels Acquires 50% Interest in the High-Grade Wate Uranium
Project in Arizona

Lakewood, Colorado – February 17, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that, through its wholly-owned subsidiary EFR Arizona Strip LLC, the Company has acquired a 50% interest in the high-grade Wate uranium deposit (the “Wate Project”) from VANE Minerals (US) LLC (“VANE”). The Wate Project is held in the Wate Mining Company, LLC joint venture (the “LLC”). The other 50% of the LLC continues to be owned by Uranium One Americas, Inc. (“U1”).

Northern Arizona, where the Wate Project is located, contains the highest-grade uranium deposits in the United States, and some of the highest-grade uranium deposits in the World (outside of Canada’s Athabasca Basin). The Wate Project is a “breccia pipe” deposit like the Company’s Pinenut, Canyon, and Arizona 1 mines. The Company is currently producing ore at the Pinenut mine, and recently announced that it is preparing to resume development at the Canyon mine. It is anticipated that future production from the Wate Project would be processed at Energy Fuels’ White Mesa uranium mill in Utah, which is currently the only operating uranium mill in the U.S. Energy Fuels will also assume VANE’s role as Manager of the LLC, which provides the Company with control over LLC activities, including programs and budgets.

As consideration for the 50% interest in the LLC, Energy Fuels paid US$250,000 cash to VANE at closing, along with a US$500,000 non-interest-bearing promissory note, payable in two equal installments of US$250,000 on each of the first and second anniversaries of the note, and a 2% production royalty on the 50% LLC interest being acquired. The royalty can be purchased by Energy Fuels upon payment to VANE of an additional US$750,000, less any royalties previously paid. In addition, upon the LLC meeting certain permitting milestones and other conditions, the amounts due under the note will be accelerated, and the Company will pay an additional $250,000 cash to VANE. If Energy Fuels elects not to make the payments under the note, it will be required to transfer its interest in the LLC back to VANE.

The Wate Project is located on land owned by the State of Arizona, and is therefore not subject to the U.S. government’s withdrawal of certain lands in Arizona from new mineral location. Primary permitting authority for the project lies with the State. The LLC has submitted an application to the State to convert the previous exploration permit into a state mineral lease, which will confer the right to mine and ship ores and to conduct all support operations, similar to a mining permit in other jurisdictions. The Company expects the mineral lease to be granted in 2015. Once the lease is granted, the Company expects to move forward to acquire the additional State aquifer protection and air quality permits and other approvals required to commence development and mining.

There is an existing historical estimate from 2011 which shows that the Wate Project contains 1.1 million pounds of U3O8 with an average grade of 0.79% eU3O8 contained in 71,000 tons of inferred mineral resources. A qualified person has not done sufficient work to classify this estimate as a current estimate of mineral resources or mineral reserves, and as such the Company is not treating it as a current estimate of mineral resources or mineral reserves. However, the Company believes the estimate is relevant and reliable, as it was prepared recently by a reputable mining consultant. In order to upgrade and verify this historical estimate as a current mineral resource, the Company needs to perform further evaluations of the estimate and confirm that its underlying assumptions continue to be reasonable and that the report is complete and current. The Company expects to perform this evaluation and update it to a NI 43-101 compliant technical report, which would be filed on SEDAR.

Stephen P. Antony, President and CEO of Energy Fuels commented: “We are extremely pleased to acquire VANE’s interest in the Wate Project. Wate is a well-known, high-grade breccia pipe deposit that fits nicely into our existing uranium portfolio. Due to their high-grades, these deposits generally represent the lowest-cost sources of uranium production in our portfolio. We have a wealth of experience mining similar deposits in Arizona, and I am proud of our Company’s commitment to the safety of our workers, the community, and the environment, as we bring uranium to the marketplace for the production of emission-free, carbon-free electricity.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. EnergyFuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORP. AND ENERGY FUELS INC.

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corp. (“Uranerz”). This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the resources in the Wate project, the issuance of the state mineral lease, the ability to mine the resources, future permitting, future SEDAR filings, the ability of the Company to repay the promissory note, and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the resources in the Wate project; the issuance of the state mineral lease; the ability to mine the resources; future permitting; future SEDAR filings; the ability of the Company to repay the promissory note; uranium markets; future production scalability; the volatility of the international marketplace; future uranium prices; the ability to raise capital to fund project development; the ability to complete future acquisitions and other risk factors as described in Energy Fuels’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties iscontained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com